Exhibit 99.1

TC BioPharm (Holdings) plc

Maxim 1, 2 Parklands Way, Holytown, Motherwell, Scotland ML1 4WR

Registered Company No. SC713098

December 13, 2024

Dear Shareholder

General Meeting of the Shareholders (‘Members’) of TC BioPharm (Holdings) plc (“General Meeting” or the “GM”)

We are writing to provide details of a GM of TC BioPharm (Holdings) plc (the “Company”) to be held as a physical meeting at 2:00 p.m. local UK time (9:00 a.m. Eastern Standard Time) on Monday December 30, 2024 at The Seafield Arms Hotel, 17-19 Seafield St, Cullen, Buckie AB56 4SH, Scotland, United Kingdom. The formal notice of a GM is set out in this document (the “Notice”) and contains the resolutions to be proposed and voted on at the GM (the “Resolutions”).

For the purposes of the GM under our current Articles of Association, a quorum will be present if two shareholders of the Company entitled to vote are present in person or by proxy at the General Meeting. Further details on how shareholders of the Company can vote on the Resolutions to be proposed at the GM are set out in this document.

Holders of American Depositary Shares (‘ADSs’)

In order to exercise your vote as a holder of an interest in the capital of the Company represented by ADSs, you or your bank, broker or nominee must have been registered as a holder of ADSs in the ADS register maintained by our depositary, The Bank of New York Mellon (“BNYM” or “Depositary”), on 5:00 p.m. Eastern Standard Time on December 9, 2024 (the record date for ADS holders).

If you held ADSs through a bank, broker or nominee on December 9, 2024, the GM documentation, including the ADS voting instruction card, will be sent to your broker who should forward the materials to you. Please reach out to your broker to provide your voting instructions.

Please note that ADS voting instruction cards submitted by ADS holders must be received by BNYM no later than 12:00 pm Eastern Standard Time on December 24, 2024.

ADS holders are the beneficial owners of the Ordinary shares underlying their respective ADSs and therefore BNYM (as the Company’s depositary) shall attend the GM (either in person or by proxy) in order to vote the underlying Ordinary shares on behalf of the ADS holders in accordance with the ADS voting instructions cards received from ADS holders.

One ADS represents 200 of our Ordinary shares.

Recommendation

You will find an explanatory note in relation to each of the Resolutions in the attached proxy statement. The Company’s Board of Directors considers that each of the Resolutions is in the best interests of the Company and its shareholders as a whole and that the passing of the Resolutions is likely to promote the success of the Company. Accordingly, the Company’s Board of Directors unanimously recommends that you vote in favor of the Resolutions.

Thank you for your ongoing support of the Company.

Yours sincerely,

Martin Thorp
Chief Financial Officer

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TC BioPharm (Holdings) plc

Maxim 1, 2 Parklands Way, Holytown, Motherwell, Scotland ML1 4WR

Registered Company No. SC713098

NOTICE OF A GENERAL MEETING OF SHAREHOLDERS TO BE HELD ON DECEMBER 30, 2024

NOTICE is hereby given that a general meeting of the shareholders of TC BioPharm (Holdings) plc (the “General Meeting”), a public limited company incorporated under the laws of Scotland (referred to herein as the “Company,” “we,” “us” and “our”), will be held as a physical meeting on Monday December 30, 2024 at 2:00 p.m. local UK time (9:00 a.m. Eastern Standard Time) at The Seafield Arms Hotel, 17-19 Seafield St, Cullen, Buckie AB56 4SH to consider and, if thought fit, to pass the following resolutions, which in the case of Resolutions 1 and 2 will be proposed as ordinary resolutions and in the case of Resolution 3 will be proposed as a special resolution.

Ordinary Resolutions

1: THAT in accordance with the articles of association of the Company, the directors be generally and unconditionally authorised at any time within 60 days after the date on which this resolution is passed to capitalise all or part of the amount standing to the credit of the share premium account of the Company on 30 December 2024 and utilise such amount for distribution amongst all of the holders of the ordinary shares of £0.0001 each of the Company (or their nominees) (the “Ordinary shares”) whose names are entered on the register of members at the close of business on 2 January 2025, in proportion to the number of such Ordinary shares then held by them respectively, on the basis of approximately 1 bonus share for every 4 Ordinary shares currently held by them such that new Ordinary shares would be issued (the “New Ordinary shares”).  Further, that the directors be authorised and directed to apply all or part of the amount standing to the credit of the share premium account of the Company on 30 December 2024 and be generally and unconditionally authorised to allot the New Ordinary shares in the above ratio (subject to the directors rounding up or down any fractional entitlement to the New Ordinary shares as they see fit) on such terms that from allotment they will rank in all respects pari passu with the equivalent class comprised in the Company’s existing issued share capital (as are fully paid or credited as fully paid).

2: THAT the directors of the Company or a duly authorised committee of the directors be generally and unconditionally authorised to allot shares in the Company or grant rights to subscribe for or to convert any security into shares in the Company (Rights) up to an aggregate nominal amount of £50,000,000 for a period expiring (unless previously renewed, varied, or revoked by the Company in general meeting) five years after the date on which this Resolution is passed, save that the Company may, before such expiry, make an offer or agreement which would or might require shares to be allotted or Rights to be granted and the directors may allot shares or grant Rights in pursuance of such offer or agreement notwithstanding that the authority conferred by this Resolution has expired. The authority granted by this Resolution shall be in addition to all existing authorities to allot any shares of the Company and to grant rights to subscribe for or convert any securities into shares in the Company previously granted to the directors pursuant to section 551 of the Companies Act 2006 (the “Act”) and without prejudice to any allotment of shares or grant of rights already made or offered or agreed to be made pursuant to such authorities.

Special Resolution

THAT conditional upon Resolution 2 above being duly passed, and in addition to all existing powers to disapply pre-emption rights, the directors of the Company or any duly authorised committee of the directors be generally empowered pursuant to section 570 of the Act to allot equity securities (within the meaning of the Act) for cash, pursuant to the authority conferred by Resolution 2 as if section 561 of the Act and any pre-emption provisions of the articles of association of the Company (or howsoever otherwise arising) did not apply to the allotment for a period expiring (unless previously renewed varied or revoked by the Company prior to or on that date) five years after the date on which this Resolution is passed save that the Company may, before such expiry, make an offer or agreement which would or might require shares to be allotted after such expiry and the directors may allot shares in pursuance of any such offer or agreement notwithstanding that the power conferred by this Resolution has expired.

The results of any polls taken on the resolutions at the General Meeting and any other information required by the Act will be made available on our website (www.tcbiopharm.com) as soon as reasonably practicable following the General Meeting and for the required period thereafter.

BY ORDER OF THE BOARD	Registered Office
/s/	Maxim 1, 2 Parklands Way,
Holytown, Motherwell, Scotland
Computershare Company Secretarial Services Limited	ML1 4WR, United Kingdom
Company Secretary
December 13, 2024

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Notes for holders of Ordinary shares

(a) Only those Members registered in the register of members of the Company at 2:00 p.m. UK Time (9:00 a.m. Eastern Standard Time) on December 24, 2024, will be entitled to attend and vote at the GM in respect of the number of Ordinary shares registered in their name at the time. Changes to entries on the relevant register after that deadline will be disregarded in determining the rights of any person to attend and vote at the GM. Should the GM be adjourned to a time not more than 48 hours after the deadline, the same deadline will also apply for the purpose of determining the entitlement of Members to attend and vote (and for the purpose of determining the number of votes they may cast) at the adjourned GM. Should the GM be adjourned for a longer period, then to be so entitled, Members must be entered on the register of members at the time which is 48 hours before the time fixed for the adjourned GM or, if the Company gives notice of the adjourned GM, at the time specified in the notice.

(b) Any Member may appoint a proxy to attend, speak and vote on his/her behalf. A Member may appoint more than one proxy in relation to the GM provided that each proxy is appointed to exercise the rights attached to a different share or shares of the member. A proxy need not be a Member but must attend the General Meeting in person. Proxy forms should be lodged with the Company at Maxim 1, 2 Parklands Way, Holytown, Motherwell, Scotland ML1 4WR, marked for the attention of the Company Secretary, not later than 2:00 p.m. local UK time on December 24, 2024. Completion and return of the appropriate proxy form does not prevent a Member from attending and voting in person if he/she is entitled to do so and so wishes. The attached proxy statement explains proxy voting and the matters to be voted on in more detail. Please read the proxy statement carefully. For specific information regarding the voting of your Ordinary shares, please refer to the proxy statement under the section entitled “Questions and Answers About Voting.

(c) Any corporation which is a Member can appoint one or more corporate representatives who may exercise on its behalf all of its powers as a Member provided that they do not do so in relation to the same shares.

(d) In the case of joint holders, the vote of the senior holder who tenders the vote whether in person or by proxy will be accepted to the exclusion of the votes of any other joint holders. For these purposes, seniority shall be determined by the order in which the names stand in the Company’s relevant register of members for the certificated or uncertificated shares of the Company (as the case may be) in respect of the joint holding.

(f) As of December 9, 2024 (the record date for ADS holders), the Company’s issued Ordinary share capital consisted of 1,641,573,241 Ordinary shares, carrying one vote each.

(g) Except as set out in the notes to this Notice, any communication with the Company in relation to the GM, including in relation to proxies, should be sent to the with the Company at Maxim 1, 2 Parklands Way, Holytown, Motherwell, Scotland, ML1 4WR, marked for the attention of the Company Secretary. No other means of communication will be accepted. In particular, you may not use any electronic address provided either in this Notice or in any related documents to communicate with the Company for any purpose other than those expressly stated.

(h) Any Member attending the General Meeting has the right to ask questions. The Company must cause to be answered any such question relating to the business being dealt with at the meeting but no such answer need be given if: (i) to do so would interfere unduly with the preparation for the meeting or involve the disclosure of confidential information; (ii) the answer has already been given on a website in the form of an answer to a question; or (iii) it is undesirable in the interests of the Company or the good order of the meeting that the question is answered.

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TC BioPharm (Holdings) plc

Maxim 1, 2 Parklands Way, Holytown, Motherwell, Scotland ML1 4WR

Registered Company No. SC713098

PROXY STATEMENT FOR A GENERAL MEETING OF

SHAREHOLDERS TO BE HELD ON DECEMBER 30, 2024

INFORMATION CONCERNING PROXY SOLICITATION AND VOTING

We have sent you this proxy statement and the enclosed form of proxy because the Board of Directors (the “Board” or “Board of Directors”) of TC BioPharm (Holdings) plc (referred to herein as the “Company”, “we”, “us” or “our”) is soliciting your proxy to vote at a general meeting of shareholders (referred to herein as the “Meeting” or the “GM”) to be held on December 30, 2024 at 2:00 p.m. local UK time (9:00 a.m. Eastern Standard Time), at The Seafield Arms Hotel, 17-19 Seafield St, Cullen, Buckie AB56 4SH.

●	This proxy statement summarizes information about the resolutions to be considered at the General Meeting and other information you may find useful in determining how to vote.

●	The form of proxy is the means by which any Ordinary shareholders authorize another person to vote their shares in accordance with their instructions.

In addition to solicitations by mail, our directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, e-mail and personal interviews. All costs of solicitation of proxies will be covered by us.

We are mailing the Notice of a GM, this proxy statement and the form of proxy to our Ordinary shareholders of record as of December 11, 2024 (being the latest practicable date before the circulation of this document) for the first time on or about December 13, 2024. We have provided brokers, dealers, bankers, and their nominees, at our expense, with additional copies of our proxy materials so that our record holders can supply these materials to the beneficial owners of our Ordinary shares.

While this document is being sent to our Ordinary shareholders of record, this document will also be sent to holders of American Depositary Shares (“ADSs”) and contains information relevant to holders of ADSs.

QUESTIONS AND ANSWERS ABOUT VOTING

Why am I receiving these materials?

We have sent you this proxy statement and the enclosed form of proxy because you are either (i) an Ordinary shareholder of record or (ii) an ADS holder of record, and our Board of Directors is soliciting your proxy to vote at the General Meeting, including at any adjournments or postponements of the General Meeting.

Materials for ADS holders of record, including the voting instruction cards, will be mailed on or about December 16, 2024 to all ADS holders, including banks, brokers and nominees, who were registered as holders of ADSs in the ADS register at 5:00 pm Eastern Standard Time on December 9, 2024 (the record date for ADS holders).

Who can vote at the Meeting?

Ordinary shareholders

Only Ordinary shareholders of record registered in the register of members at 2:00 p.m. local UK time and 9:00 a.m. Eastern Standard Time on December 24, 2024 will be entitled to attend and vote at the General Meeting.

As of December 9, 2024 (the record date for ADS holders), the Company’s issued Ordinary share capital consisted of 1,641,573,241 Ordinary shares, carrying one vote each.

You are encouraged to appoint the Chair of the General Meeting as your proxy.

If you sell or transfer your Ordinary shares in the Company on or prior to 2:00 p.m. local UK time and 9:00 a.m. Eastern Standard time on December 24, 2024, your form of proxy can no longer be used and if submitted (whether before or after you sell or transfer your Ordinary shares) will be treated as invalid. Please pass this document to the person who arranged the sale or transfer for delivery to the purchaser or transferee. The purchaser or transferee should contact the Company Secretary (Maxim 1, 2 Parklands Way, Holytown, Motherwell, Scotland, ML1 4WR), to request a new form of proxy for its use.

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Beneficial owners of Ordinary shares which are registered in the name of a broker, bank or other agent.

If, on December 24, 2024, your Ordinary shares were held in an account at a brokerage firm, bank or other similar organization and you are the beneficial owner of shares, these proxy materials should be forwarded to you by that organization. The organization holding your account is considered the shareholder of record for purposes of voting at the General Meeting. You are encouraged to provide voting instructions to your broker or other agent so that they may submit a proxy.

Holders of American Depositary Shares

You are entitled to exercise your vote as a holder of an interest in the capital of the Company represented by ADSs (one ADS represents 200 Ordinary shares) if you or your brokerage firm, bank or nominee was registered as a holder of ADSs in the ADS register maintained by BNYM (the depositary for the Company’s ADS program) as of December 9, 2024 (the record date for ADS holders).

If you held ADSs through a brokerage firm, bank or nominee on December 9, 2024, the materials for ADS holders, including the ADS voting instructions card, will be sent to that organization. The organization holding your account is considered the ADS holder of record. Please reach out to that organization to provide your voting instructions.

Please note that ADS voting instructions cards submitted by ADS holders must be received by BNYM no later than 12:00 pm Eastern Standard Time on December 24, 2024.

BNYM will collate all votes properly submitted by ADS holders and submit a vote on behalf of all ADS holders.

What are the requirements to approve the resolutions?

You may cast your vote for or against the Resolution or abstain from voting your shares.

Resolutions 1 and 2 will be proposed as ordinary resolutions and under UK law, assuming that a quorum is present, an ordinary resolution is passed on a show of hands if it is approved by a simple majority (more than 50%) of the votes cast by shareholders present (in person or by proxy) at the meeting and entitled to vote. If a poll is demanded, an ordinary resolution is passed if it is approved by holders representing a simple majority of the total voting rights of shareholders present (in person or by proxy) who (being entitled to vote) vote on the resolution.

Resolution 3 will be proposed as a special resolution and under UK law, assuming that a quorum is present, a special resolution is passed on a show of hands if it is approved by a majority of not less than 75% of the votes cast by shareholders present (in person or by proxy) at the meeting and entitled to vote. If a poll is demanded, a special resolution is passed if it is approved by holders representing a majority of not less than 75% of the total voting rights of shareholders present (in person or by proxy) who (being entitled to vote) vote on the resolution.

What are the voting recommendations of our Board regarding the resolution?

The following table summarizes the items that will be brought for a vote of our shareholders at the General Meeting, along with the Board’s voting recommendations.

Resolution	Description of Resolution	Board’s Recommendation
1.

Authorisation to capitalise all or part of the amount standing to the credit of the share premium account of the Company on 30 December 2024 and utilise such amount for distribution amongst all of the holders of the ordinary shares of £0.0001 each of the Company (or their nominees) (Ordinary shares) whose names are entered on the register of members at the close of business on 2 January 2025, in proportion to the number of such Ordinary shares then held by them respectively, on the basis of approximately 1 bonus share for every 4 Ordinary shares currently held by them such that new Ordinary shares would be issued (New Ordinary shares).  Further, that the directors be authorised and directed to apply all or part of the amount standing to the credit of the share premium account of the Company on 30 December 2024 and be generally and unconditionally authorised to allot the New Ordinary shares in the above ratio (subject to the directors rounding up or down any fractional entitlement to the New Ordinary shares as they see fit) on such terms that from allotment they will rank in all respects pari passu with the equivalent class comprised in the Company’s existing issued share capital (as are fully paid or credited as fully paid).

FOR

2.	Authorisation to allot shares in the Company or grant rights to subscribe for or to convert any security into shares in the Company (Rights) up to an aggregate nominal amount of £50,000,000 for a period expiring (unless previously renewed, varied, or revoked by the Company in general meeting) five years after the date on which this Resolution is passed, save that the Company may, before such expiry, make an offer or agreement which would or might require shares to be allotted or Rights to be granted and the directors may allot shares or grant Rights in pursuance of such offer or agreement notwithstanding that the authority conferred by this Resolution has expired. The authority granted by this Resolution shall be in addition to all existing authorities to allot any shares of the Company and to grant rights to subscribe for or convert any securities into shares in the Company previously granted to the directors pursuant to section 551 of the Companies Act 2006 (Act) and without prejudice to any allotment of shares or grant of rights already made or offered or agreed to be made pursuant to such authorities.	FOR

3.	Conditional upon Resolution 2 above being duly passed, and in addition to all existing powers to disapply pre-emption rights, the directors of the Company or any duly authorised committee of the directors be generally empowered pursuant to section 570 of the Act to allot equity securities (within the meaning of the Act) for cash, pursuant to the authority conferred by Resolution 2 as if section 561 of the Act and any pre-emption provisions of the articles of association of the Company (or howsoever otherwise arising) did not apply to the allotment for a period expiring (unless previously renewed varied or revoked by the Company prior to or on that date) five years after the date on which this Resolution is passed save that the Company may, before such expiry, make an offer or agreement which would or might require shares to be allotted after such expiry and the directors may allot shares in pursuance of any such offer or agreement notwithstanding that the power conferred by this Resolution has expired.	FOR

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What constitutes a quorum?

Under our current Articles of Association, a quorum will be present if two shareholders of the Company entitled to vote are present in person or represented by proxy at the General Meeting.

ADS holders are the beneficial owners of the Ordinary shares underlying their respective ADSs and therefore BNYM (as the Company’s depositary) shall attend the General Meeting (either in person or by proxy) in order to vote the underlying Ordinary shares on behalf of the ADS holders in accordance with the ADS voting instructions cards received from ADS holders.

If you are an Ordinary shareholder of record, your shares will be counted towards the quorum only if you are present in person or represented by proxy at the Meeting. A member represented by a proxy at the Meeting will be counted towards the quorum requirement even where the proxy abstains from voting. If a form of proxy does not instruct the proxy how to vote, the proxy may vote as he or she sees fit or abstain in relation to any business of the Meeting, but the member represented by that proxy at the General Meeting will be counted towards the quorum requirement.

If there is no quorum under our current Articles of Association, the General Meeting will stand adjourned to such time, date and place as may be fixed by the chairperson of the Meeting (being not less than 10 clear days after the date of the original meeting). Under our current Articles of Association, if a quorum is not present at the adjourned meeting, one person entitled to vote on the business to be transacted, being a shareholder or a proxy for a shareholder or a duly authorised representative of a corporation which is a shareholder, shall be a quorum and any notice of an adjourned meeting shall state this. If such quorum is not present at the adjourned meeting within 15 minutes from the time appointed for holding the General Meeting (or such longer interval as the chairman in his/her absolute discretion thinks fit), the General Meeting shall be dissolved.

How do I vote my ADSs?

If you held ADSs through a brokerage firm, bank or nominee on December 9, 2024, the materials for ADS holders, including the ADS voting instructions card, will be sent to that organization. The organization holding your account is considered the ADS holder of record. Please reach out to that organization to provide your voting instructions.

Please note that ADS voting instructions cards submitted by ADS holders must be received by BNYM (as depositary for the Company’s ADS program) no later than 12:00 Eastern Standard Time on December 24, 2024.

BNYM will collate all votes properly submitted by ADS holders and, provided they are received in time and in compliance with the ADS voting instructions, vote the Ordinary shares underlying the ADSs as instructed by you in accordance with your ADS voting instructions card.

How do I vote my shares?

If you are an ordinary “shareholder of record”, you may appoint a proxy to vote on your behalf by completing and signing the form of proxy and returning it in the envelope provided. All proxies must be lodged with Company at Maxim 1, 2 Parklands Way, Holytown, Motherwell, Scotland ML1 4WR, marked for the attention of the Company Secretary by no later than 2:00 p.m. local UK time on December 24, 2024.

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You are encouraged to appoint the Chair of the General Meeting as your proxy. If you properly give instructions as to your proxy appointment by executing and returning a form of proxy and your proxy appointment is not subsequently revoked, your shares will be voted in accordance with your instructions.

If your Ordinary shares are held in an account at a brokerage firm, bank or similar organization, you should follow directions provided by your broker, bank or other nominee.

How will my ADSs or my shares be voted if I do not specify how they should be voted?

For ADS holders, if you have not returned your ADS voting instructions card in compliance with the ADS voting instructions, or if you have failed to indicate how you would like your ADSs to be voted, BNYM shall not vote or attempt to exercise the right to vote attaching to your deposited Ordinary shares. BNYM may only vote or attempt to exercise the right to vote attaching to your deposited shares in accordance with the ADS voting instructions card submitted by you.

For Ordinary shareholders of record, if you sign and send your form of proxy but do not indicate how you want your shares to be voted, your shares may be voted by the person that you appoint as your proxy as he or she sees fit or such person may abstain in relation to any business of the General Meeting.

Can I change my vote or revoke a proxy?

A registered holder of Ordinary shares can revoke his or her proxy not less than 48 hours (not including non-business days) before the time fixed for the General Meeting in several ways by:

(1)	mailing a revised form of proxy dated later than the prior form of proxy; or

(2)	notifying the Company Secretary, in writing that you are revoking your proxy. Your revocation must be received at our registered office before the General Meeting to be effective.

A shareholder would also be able to revoke his or her proxy by voting in person at the General Meeting.

If your Ordinary shares are held in an account at a brokerage firm, bank or similar organization, you may change or revoke your voting instructions by contacting the broker, bank or other nominee holding the shares or by your broker, bank or other nominee validly appointing you as proxy to attend at the General Meeting.

Who counts the votes?

Computershare has been engaged as our independent agent to tabulate shareholder votes. If you are an Ordinary shareholder of record, you can return your executed form of proxy to Computershare for tabulation (see instructions on the form of proxy). If you hold your Ordinary shares through a broker, your broker will return the form of proxy to Computershare.

If you are a holder of record of ADSs, you can return your executed ADS voting instruction card to BNYM for tabulation. If you hold your ADSs through a broker, bank or other organization, that organization can return the voting instruction card to BNYM following your instruction. BNYM will submit your votes to Computershare for tabulation.

How are votes counted?

Votes will be counted by Computershare, who will separately count “for” and “against” votes, and “votes withheld” or abstentions. A “vote withheld” or abstention will not be counted in the calculation of the votes “for” and “against” a resolution.

How many votes do I have?

On a show of hands, each Ordinary shareholder of record present in person, and each duly authorized representative present in person of a shareholder that is a corporation, has one vote. On a show of hands, each proxy present in person who has been duly appointed by one or more shareholders has one vote, but a proxy has one vote for and one vote against a resolution if, in certain circumstances, the proxy is instructed by more than one shareholder to vote in different ways on a resolution. On a poll, each shareholder present in person or by proxy or, in the case of a corporation, by a duly authorized representative has one vote for each share held by the shareholder.

The holders of ADSs are entitled to twenty votes per ADS on all matters that are subject to shareholder vote. If you are an ADS holder and have submitted your ADS voting instructions card in time and in compliance with the ADS voting instructions, BNYM will attend the General Meeting (either in person or by appointing a proxy) and vote the Ordinary shares underlying your ADSs as directed by you in accordance with your ADS voting instructions card.

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How do you solicit proxies?

At our discretion, we may engage a proxy solicitation firm to assist us with the solicitation process, for which we will bear the costs of any such engagement. The initial solicitation of proxies may be supplemented by additional mail communications and by telephone, fax, e-mail, internet and personal solicitation by our directors, officers or other employees. No additional compensation for soliciting proxies will be paid to our directors, officers or other employees for their proxy solicitation efforts. We also reimburse BNYM for their expenses in sending materials, including ADS voting instruction cards, to ADS holders of record.

What do I do if I receive more than one notice or form of proxy?

If you hold your Ordinary shares or your ADSs in more than one account, you will receive a form of proxy or an ADS voting instruction card (as applicable) for each account. To ensure that all of your shares or ADSs are voted, please sign, date and return all proxy forms or ADS voting instruction cards (as applicable). Please be sure to vote all of your shares or ADSs.

What is Computershare’s role?

Computershare is our registrar and has been engaged to tabulate shareholder votes in connection with the General Meeting. All communications concerning Ordinary shareholder of record accounts, including address changes, name changes, Ordinary share transfer requirements and similar issues can be handled by contacting Computershare by telephone or by writing to Computershare, The Pavilions, Bridgwater Road, Bristol BS99 6ZZ, United Kingdom.

What is Bank of New York Mellon’s role?

Bank of New York Mellon serves as our ADS depositary bank.

How can I find out the results of the voting at the General Meeting?

Voting results will be announced by the filing of a current report on Form 6-K with the Securities and Exchange Commission (the “SEC”) within four business days after the General Meeting. If final voting results are unavailable at that time, we will file an amended current report on Form 6-K within four business days of the day the final results are available. The results of any polls taken on the resolutions at the General Meeting and any other information required by the U.K. Companies Act 2006 will be made available on our website (www.tcbiopharm.com).

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PROPOSAL 1

AUTHORISATION TO CAPITALISE ALL OR PART OF THE AMMOUNT STANDING TO THE

CREDIT OF THE SHARE PREMIUM ACCOUNT OF THE COMPANY AND TO UTILISE THAT

AMOUNT TO DISTRIBUTE BONUS SHARES (“BONUS ISSUE” - in the USA known as a

‘STOCK DIVIDEND’ OR ‘SPECIAL DIVIDEND’) TO SHAREHOLDERS OF RECORD ON

JANUARY 2, 2025 ON THE BASIS OF ONE BONUS SHARE FOR EVERY FOUR ORDINARY

SHARES HELD AT THE RECORD DATE OR SECOND JANUARY, 2025.

At the General Meeting, Ordinary Resolution 1 authorises the directors at any time within 60 days after the date on which this resolution is passed to capitalise all or part of the amount standing to the credit of the share premium account of the Company on 30 December 2024 and utilise such amount for distribution amongst all of the holders of the ordinary shares of £0.0001 each of the Company (or their nominees) (Ordinary shares) whose names are entered on the register of members at the close of business on 2 January 2025, in proportion to the number of such Ordinary shares then held by them respectively, on the basis of approximately 1 bonus share for every 4 Ordinary shares currently held by them such that new Ordinary shares would be issued (New Ordinary shares).  Further, that the directors be authorised and directed to apply all or part of the amount standing to the credit of the share premium account of the Company on 30 December 2024 and be generally and unconditionally authorised to allot the New Ordinary shares in the above ratio (subject to the directors rounding up or down any fractional entitlement to the New Ordinary shares as they see fit) on such terms that from allotment they will rank in all respects pari passu with the equivalent class comprised in the Company’s existing issued share capital (as are fully paid or credited as fully paid).

Board Recommendation

The Board of Directors recommends a vote FOR the approval of the Capitalisation and Bonus Issue (known in the USA as a ‘Stock Dividend’ OR ‘Special Dividend’) Proposal.

PLEASE NOTE: If your shares are held in street name, your broker, bank, custodian or other nominee holder cannot vote your shares for Proposal No. 1, unless you direct the holder how to vote, by marking your proxy card, or by following the instructions on the enclosed proxy card to vote on the Internet.

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PROPOSAL 2

AUTHORISATION TO ALLOT SHARES IN THE COMPANY OR GRANT RIGHTS TO SUBSCRIBE FOR OR

TO COVERT ANY SECURITY INTO SHARES IN THE COMPANY

Authorisation to allot shares in the Company or grant rights to subscribe for or to convert any security into shares in the Company (Rights) up to an aggregate nominal amount of £50,000,000 for a period expiring (unless previously renewed, varied, or revoked by the Company in general meeting) five years after the date on which this Resolution is passed, save that the Company may, before such expiry, make an offer or agreement which would or might require shares to be allotted or Rights to be granted and the directors may allot shares or grant Rights in pursuance of such offer or agreement notwithstanding that the authority conferred by this Resolution has expired. The authority granted by this Resolution shall be in addition to all existing authorities to allot any shares of the Company and to grant rights to subscribe for or convert any securities into shares in the Company previously granted to the directors pursuant to section 551 of the Companies Act 2006 (Act) and without prejudice to any allotment of shares or grant of rights already made or offered or agreed to be made pursuant to such authorities.

Board Recommendation

The Board of Directors recommends a vote FOR the approval of the Allotment of Shares Proposal

PLEASE NOTE: If your shares are held in street name, your broker, bank, custodian or other nominee holder cannot vote your shares for Proposal No. 2, unless you direct the holder how to vote, by marking your proxy card, or by following the instructions on the enclosed proxy card to vote on the Internet.

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PROPOSAL 3

AUTHORISATION TO ALLOT EQUITY SECURITIES FOR CASH AND DISAPPLY PRE-EMPTION RIGHTS

Conditional upon Resolution 2 above being duly passed, and in addition to all existing powers to disapply pre-emption rights, the directors of the Company or any duly authorised committee of the directors be generally empowered pursuant to section 570 of the Act to allot equity securities (within the meaning of the Act) for cash, pursuant to the authority conferred by Resolution 2 as if section 561 of the Act and any pre-emption provisions of the articles of association of the Company (or howsoever otherwise arising) did not apply to the allotment for a period expiring (unless previously renewed varied or revoked by the Company prior to or on that date) five years after the date on which this Resolution is passed save that the Company may, before such expiry, make an offer or agreement which would or might require shares to be allotted after such expiry and the directors may allot shares in pursuance of any such offer or agreement notwithstanding that the power conferred by this Resolution has expired.

Board Recommendation

The Board of Directors recommends a vote FOR the approval of the Allotment of Equity Securities for Cash and the disapplication of pre-emption rights

PLEASE NOTE: If your shares are held in street name, your broker, bank, custodian or other nominee holder cannot vote your shares for Proposal No. 2, unless you direct the holder how to vote, by marking your proxy card, or by following the instructions on the enclosed proxy card to vote on the Internet.

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DELIVERY OF PROXY MATERIALS

The SEC has adopted rules that permit companies and intermediaries (e.g., brokers) to satisfy the delivery requirements for proxy materials with respect to two or more shareholders sharing the same address by delivering a single set of proxy materials addressed to those shareholders. This process, which is commonly referred to as “householding,” potentially means extra convenience for shareholders and cost savings for companies.

Some banks, brokers and other nominee record holders may be participating in the practice of “householding” proxy statements. This means that only one copy of our documents, including our proxy statement, may have been sent to multiple stockholders in your household. We will promptly deliver a separate copy of any document to you upon written or oral request to the Company at Maxim 1, 2 Parklands Way, Holytown, Motherwell, Scotland ML1 4WR, marked for the attention of the Company Secretary. If you want to receive separate copies of the proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy per household, you should contact your bank, broker or other nominee record holder, or you may contact us at the above address and phone number.

EACH ADS HOLDER IS URGED TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ADS VOTING INSTRUCTION CARD TO THE BANK OF NEW YORK MELLON CORPORATION, THE DEPOSITARY FOR THE ADSs.

EACH SHAREHOLDER IS URGED TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED FORM OF PROXY.

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ADDITIONAL INFORMATION

Shareholders’ Rights to Call a General Meeting

Our shareholders have the right to call a meeting of our shareholders. The U.K. Companies Act 2006 generally requires the directors to call a general meeting once we have received requests to do so from shareholders representing at least 5% of our paid- up shares entitled to vote at a general meeting. The Act prohibits shareholders of a U.K. public limited company from passing written resolutions. However, significant shareholders would, in any case, still have the power to call a general meeting and propose resolutions. These provisions are mandatory under the U.K. Companies Act 2006 and cannot be waived by our shareholders.

Questions?

If you have any questions or need more information about the General Meeting, please write to us at:

Computershare Company Secretarial Services Limited

Company Secretary

Maxim 1, 2 Parklands Way, Holytown, Motherwell, Scotland ML1 4WR

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